EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION
(A Majority Owned Subsidiary of First Republic Bank)
STATEMENT OF COMPUTATION OF
RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Nine Months Ended	Six Months Ended		Year Ended
($ in thousands)	Sept. 30, 2011	Sept. 30, 2010	Sept. 30, 2011	Dec. 31, 2010	June 30, 2010	Dec. 31, 2009	Dec. 26, 2008	Dec. 28, 2007	Dec. 31, 2006
I. Earnings:
Net income	$4,041	$4,333	$12,925	$9,314	$7,073	$13,887	$15,881	$19,410	$18,456
Fixed charges excluding preferred stock dividends	—	—	—	—	—	—	—	—	—
Earnings before fixed charges	$4,041	$4,333	$12,925	$9,314	$7,073	$13,887	$15,881	$19,410	$18,456
II. Fixed charges:
Preferred stock dividends	$2,531	$2,531	$7,593	$5,063	$5,062	$10,181	$10,125	$13,540	$14,252
III. Ratios of earnings to fixed charges	1.60x	1.71x	1.70x	1.84x	1.40x	1.36x	1.57x	1.43x	1.30x